

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3233</u>

October 25, 2017

<u>Via E-mail</u>
H. Michael Schwartz
Chairman of the Board and Chief Executive Officer
Strategic Student & Senior Housing Trust, Inc.
10 Terrace Road
Ladera Ranch, CA 92694

> **Re: Strategic Student & Senior Housing Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 27, 2017**
> **File No. 333-220646**

Dear Mr. Schwartz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from

the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Our Properties, page 64

5.   We note that you currently own one property in Fayetteville. Please provide disclosure regarding the annual rent or average rent per unit. Also, we note the reference to the academic year. Please clarify whether leases are for a nine-month period, one-year period or month-to-month. As appropriate, please update your disclosure to reflect additional information regarding the properties as they are acquired.

Management Compensation, page 102

6.   We note that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the asset management fee, incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of your principal executive officer, principal financial officer and any other named executive officer.

<u>Distribution Declarations, page 171</u>

7.   We note that you have paid two quarters of distributions. Please disclose each source of these distribution payments and the total amount paid. Further, as appropriate, please revise your risk factor disclosure to state that you have paid distributions from sources other than cash flow from operations and quantify the amount and sources.

<u>Consolidated Financial Statements, page F-1</u>

8.   Please amend your filing to include updated financial statements as of a date not more than 134 days prior to the expected effective date of your registration statement.

<u>Note 2. Summary of Significant Accounting Policies, page F-5</u>

9.   Please revise your disclosure to clarify your accounting policy regarding stockholder servicing fees and dealer manager servicing fees.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202)551-3432 or Shannon Sobotka at (202)551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Michael K. Rafter, Esq. (*via e-mail*)